Exhibit (a)(1)(J)

Mercury Computer Systems, Inc

French Guidelines for Stock

Free Awards to

employees and corporate officers of

Mercury Computer Systems SA

and

Mercury Computer Systems SARL

1.	PREAMBLE

1.1	Mercury Inc.’s Stock Incentive Plan

(a)	The company incorporated under the laws of Massachusetts, called Mercury Computer Systems Inc. (“Mercury Inc.”) drew up a plan for the award of stock called the 2005 Stock Incentive Plan (the “Plan”).

(b)	The Plan provides for the award of Mercury Inc.’s stock (the “Stocks”) to members of salaried staff and corporate officers of Mercury Inc. and its subsidiaries. The Plan was approved by Mercury Inc.’s “Board of Directors” on 14 September 2005 and by Mercury Inc.’s shareholders meeting on 14 November 2005.

(c)	So that the employees and the corporate officers (the “French Beneficiaries”) of the French subsidiaries could benefit from this award of stock, Mercury Inc. wanted them to participate in the “Deferred Stock Awards” which correspond, subject to the organisation of the Plan set out below, to the free award of stock provided for by articles 225-197-1 to 5 of the French Commercial Code.

The French Beneficiaries will not benefit from the other ways of granting of Stocks.

1.2	Brief reminder of the French rules governing the free award of stock

(a)	The plan for the free award of stock is a facility under which a company can allocate free-of-charge it stock to its employees and/or corporate officers or to those companies which are connected to it. These awards benefit from a favourable tax and employment regime.

(b)	The decision is taken by the special meeting in lieu of annual meeting of shareholders to approve the Plan which permits the Board of Directors to limit the period during which stock awards may be granted to the French Beneficiaries to a maximum deadline of thirty-eight months from and after 14 November 2005.

(c)	The Board of Directors, by delegation of the powers of the Meeting, determines the amount of stock likely to be freely awarded, the award criteria, the total amount of stock awarded, the period of acquisition and the minimum duration of the obligation to conserve the stock by the beneficiaries.

1.3	Necessity to adopt these Guidelines

(a)	Consequently, to satisfy all the French legal and regulatory conditions governing the free award of stock and to allow the Plan to benefit from the favourable French tax and employment regime, the guidelines described by the clauses set out below are being adopted, which constitute supplemental guidelines to the Plan applicable to awards to the French Beneficiaries (the “French Guidelines”).

(b)	Mercury Inc.’s Board of Directors, as permitted by the terms of the Plan duly authorised by the special shareholders meeting held on 14 November 2005, authorised on 31 May 2006 the terms and conditions of these French Guidelines.

2.	TERMS AND CONDITIONS OF THE FRENCH GUIDELINES

2.1	Section 2 of the Plan: “Administration of Plan”

For purposes of the French Guidelines, Sub-sections (a), (b) and (c) of Section 2 of the Plan are replaced by the following:

“Mercury Inc.’s Board of Directors can, at any moment during a period of thirty eight (38) months as from 14 November 2005 and within the limit of the authorisations which were conceded to it, decide to freely award Stock to the members of the salaried staff and/or the corporate officers of Mercury SA and Mercury SARL of which Mercury Inc indirectly holds more than 10% of the share capital, eligible for this facility and fulfilling the Stock award conditions in accordance with the Plan”.

Sub-section (d) is applicable to the French Guidelines subject to the following amendment at the end of this sub-section:

“The provisions set out in this sub-section “Detrimental Activity” do not apply upon expiry of the vesting periods applicable to the Deferred Stock Awards to be awarded to the French Beneficiaries”.

Sub-section (e) is applicable to the French Guidelines.

2.2	Section 3 of the Plan: “Stock issuable under the Plan; mergers; substitution”

This section is applicable to the French Guidelines subject to the following amendment at the end of this sub-section:

“The total amount of Stock awarded freely corresponding to the Deferred Stock Awards cannot exceed 10% of the share capital of Mercury Inc”.

2.3	Section 4 of the Plan: “Eligibility”

This section is applicable to the French Guidelines, it being understood that the appointment of eligible persons will be made by Mercury Inc.’s Board of Directors as indicated in clause 2.1 above.

Moreover, for implementation of the French Guidelines, this section is completed by the following:

“No Stock may be freely awarded to a member of salaried staff or to a corporate officer (as defined in II of article L.225-197-1 of the French Commercial Code) holding 10% of the share capital of Mercury Inc. or for which the award would have the effect of increasing its participation over 10%”.

“Each eligible French Beneficiary is informed by individual letter of the particular conditions applicable to the free award of Stock. In the event that the French Beneficiary does not wish to benefit from the award, it must indicate its refusal to Mercury Inc. or to its corporate officer appointed by it, by registered letter within a deadline of three days as from the notification of its eligibility for the free award of Stock. Failing this, it is deemed to have accepted.”

2.4	Section 5 of the Plan: “Stock Options” / Section 6 of the Plan “Stock Appreciation Rights”/ Section 7 of the Plan “Restricted Stock Awards”

Sections 5, 6 and 7 of the Plan are not applicable to the French Guidelines.

2.5	Section 8 of the Plan: “Deferred Stock Awards” (“DSA”)

The DSA correspond to the freely allotted stock provided for under articles 225-197-1 to 5 of the French Commercial Code, subject to the following amendments to the Plan:

(a)	sub-section (a) is replaced by the following:

“Nature of Deferred Stock Awards. A Deferred Stock Award (the “DSA”) is the award to each French Beneficiary of a right to freely receive Stock, subject to any restrictions or conditions that may be determined by Mercury Inc.’s Board of Directors or delegates at the time of the awarding of the DSA, which is subject to the following vesting periods: 2/3 of the covered phantom stock units covered by such award (rounded to the nearest whole unit) shall vest on the second anniversary of the date of grant, and the remaining 1/3 of the covered phantom stock units shall vest on the third anniversary of the date of grant”.

(b)	sub-section (b) is not applicable to the French Guidelines.

(c)	sub-section (c) is applicable to the French Guidelines but the French Beneficiaries will not be entitled to dividends or the right to vote during the vesting periods described below in sub-section (a).

(d)	sub-section (d) is applicable to the French Guidelines.

2.6	Section 9 of the Plan: “Performance-based awards to covered employees”

Section 9 is not applicable to the French Guidelines.

2.7	Section 10 of the Plan: “Transferability of Awards”

Section 10 is replaced by the following:

“During the vesting periods applicable to DSAs granted to the French Beneficiaries, the DSA cannot be transferred and pledged.

Notwithstanding any provision in the Deferred Stock Award Agreement between Mercury, Inc. and a French Beneficiary setting forth the terms and conditions of a DSA, in the event of death of the French Beneficiary during these vesting periods, the heirs of the French Beneficiary can request the award of the Stock corresponding to the DSA within a period of six (6) months following this death.

The French Beneficiary should keep the Stock corresponding to the DSA which was definitively acquired for a period which runs as from the expiry of each vesting period and which cannot be less than two years (the “Holding Period”). The duration of the Holding Period will be set by Mercury Inc.’s Board of Directors. During the Holding Period, despite the non-transferability of its Stock, the French Beneficiary can exercise its rights attached to the awarded Stock: preferential subscription rights, communication rights, right to attend meetings, right to vote and right dividends and to any potential reserves distributed.

At the end of the Holding Period, the Stock becomes available and can, in particular, be freely transferred by the French Beneficiary. Concerning securities admitted to trading on a regulated market, Mercury, inc. will notify the French Beneficiaries that the Stock cannot be transferred:

- within the period of six trading sessions preceding and following the date when the consolidated accounts, or failing this the annual accounts, are made public;

- within the period included between the date when the corporate bodies of the company are made aware of information which, if rendered public, may have a significant impact on the quoted price of the company and the date following the ten trading sessions after the date when this information was rendered public.

The French Beneficiaries will be duly informed of the opening and closing of these “windows”.

2.8	Section 11 of the Plan: “Tax Withholding”

Section 11 is not applicable to the French Guidelines.

2.9	Section 12 of the Plan: “Change of Control”

Section 12 is applicable to the French Guidelines.

2.10	Section 13 of the Plan: “Additional conditions applicable to nonqualified deferred compensation under section 409A”

Section 13 is not applicable to the French Guidelines.

2.11	Section 14 of the Plan: “Transfer, leave of absence, etc. / Section 15 of the Plan: Amendments and termination / Section 16 of the Plan: Status of Plan / Section 17 of the Plan: General Provisions”

Sections 14, 15, 16 and 17 are applicable to the French Guidelines.

2.12	Section 19 of the Plan: “Governing Law”

Section 19 is completed by the following:

“The French Guidelines are governed by French law and fulfils the conditions of articles 225-197-1 to 5 of the French Commercial Code”. When a provision of the Plan is applicable to the French Guidelines it is subject to its compatibility with French law applicable at this date. In the event of incompatibility, the provision of the Plan will be deemed as unwritten and replaced by the corresponding provision of French law.

The French Beneficiaries will be informed of the tax treatment of the French Plan in a note which will be delivered to them at the same time as the information indicated in section 2.3 above”.

The French Guidelines were approved by Mercury Inc.’s Board of Directors on 31 May 2006.